Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Nine Months Ended September 30,
(in millions of dollars)	2009	2008
Fixed Charges:
Interest expense[1]	$522	$518
Interest capitalized	14	14
One-third of rents[2]	111	102

Total fixed charges	$647	$634

Earnings:
Income before income taxes	$4,136	$5,304
Fixed charges per above	647	634
Less: capitalized interest	(14)	(14)

	633	620

Amortization of interest capitalized	12	7

Total earnings	$4,781	$5,931

Ratio of earnings to fixed charges	7.39	9.35

[1]

Pursuant to the guidance in the Income Taxes Topic of the FASB ASC, interest related to unrecognized tax benefits recorded was approximately $15 million and $30 million for the nine months ended September 30, 2009 and 2008, respectively. The ratio of earnings to fixed charges would have been 7.56 and 9.82 for the nine months ended September 30, 2009 and 2008, respectively, if such interest were excluded from the calculation.

[2]	Reasonable approximation of the interest factor.